EXHIBIT 12
Hudson Valley Holding Corp.
Consolidated Ratios of Earnings to Fixed Charges

		Six Months	Year	Year	Year	Year	Year
		ended	ended	ended	ended	ended	ended
		30-Jun-09	31-Dec-08	31-Dec-07	31-Dec-06	31-Dec-05	31-Dec-04
	Fixed Charges:
	Interest on deposits	7,554	19,035	28,159	18,859	8,870	4,184
	Interest on borrowings	4,427	11,048	18,140	22,741	16,436	12,611
	Estimated interest on rental expense	541	951	865	689	465	348
A	Total Fixed Charges including deposit interest	12,522	31,034	47,164	42,289	25,771	17,143
B	Total Fixed Charges excluding deposit interest	4,968	11,999	19,005	23,430	16,901	12,959
	Pretax earnings	8,471	46,523	52,742	52,094	46,983	40,970
	Fixed charges excluding deposit interest	4,968	11,999	19,005	23,430	16,901	12,959
C	Pretax earnings + fixed charges ex dep int	13,439	58,522	71,747	75,524	63,884	53,929
	Deposit interest	7,554	19,035	28,159	18,859	8,870	4,184
D	Pretax earnings + fixed charges incl dep int	20,993	77,557	99,906	94,383	72,754	58,113
	Ratio of Earnings to fixed charges:
C / B	Excluding interest on deposits	2.71	4.88	3.78	3.22	3.78	4.16
D / A	Including interest on deposits	1.68	2.50	2.12	2.23	2.82	3.39